UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 3)

PLAYA HOTELS & RESORTS N.V.
(Name of Subject Company (Issuer))

HI HOLDINGS PLAYA B.V.

(Name of Filing Person (Offeror))
An indirect wholly-owned subsidiary of

HYATT HOTELS CORPORATION
(Name of Filing Person (Parent of Offeror))

Ordinary Shares, par value €0.10 per share
(Title of Class of Securities)

N70544106 (CUSIP Number of Class of Securities)

Mark S. Hoplamazian President and Chief Executive Officer Hyatt Hotels Corporation 150 North Riverside Plaza, 8th Floor Chicago, Illinois 60606 (312) 750-1234	Margaret C. Egan HI Holdings Playa B.V. Herikerbergweg 238 1101 CM Amsterdam, the Netherlands +31205755600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons) with copies to:
Michele M. Anderson, Esq. Cathy A. Birkeland, Esq. Roderick O. Branch, Esq. Michael A. Pucker, Esq. Latham & Watkins LLP 330 N. Wabash Ave., Suite 2800 Chicago, Illinois 60611 (312) 876-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on February 24, 2025 by Hyatt Hotels Corporation, a Delaware corporation (“Parent”), and HI Holdings Playa B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Buyer”) and an indirect wholly owned subsidiary of Parent. The Schedule TO relates to the offer by Buyer to purchase all of the outstanding ordinary shares, par value €0.10 per share (the “Shares”), in the capital of Playa Hotels & Resorts N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (“Playa”), at a cash price equal to $13.50 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase, dated February 24, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO (to the extent such Items incorporate by reference the information contained in the Offer to Purchase) are hereby amended and supplemented as follows:

The disclosure in Section 16 — “Conditions of the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph immediately prior to the penultimate paragraph:

On April 17, 2025, Playa advised Parent that, at the EGM held on April 17, 2025, Playa shareholders approved all resolutions brought before them at the EGM relating to the Purchase Agreement and the Offer, including the Director Resolutions, Governance Resolutions and Back-End Transaction Resolutions, among other things. Adoption of the Governance Resolutions and Back-End Transaction Resolutions at the EGM satisfied the Governance Resolutions Condition. The Offer remains conditioned upon the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the other conditions to the Offer, including satisfaction of the Minimum Condition.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HI HOLDINGS PLAYA B.V.

By	/s/ Peter Sears
Name: Peter Sears
Title: Managing Director A

By	/s/ Paulus Cornelis Gerhardus van Duuren
Name: Paulus Cornelis Gerhardus van Duuren
Title: Managing Director B

HYATT HOTELS CORPORATION

By	/s/ Margaret C. Egan
Name: Margaret C. Egan
Title: EVP, General Counsel and Secretary

Date:      April 17, 2025